

Sara Lindsay Cook
Account Manager at adworkshop
Lake Placid, New York

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 adworkshop

 State University of New
York College at Cortland

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 216 connections

Experience



Account Manager
adworkshop
Oct 2017 – Present • 8 mos
Lake Placid, NY



sales rep
prAna Living
Oct 2011 – Oct 2017 • 6 yrs 1 mo

Manufacturer's Representative
North Branch Traders
Dec 2009 – Oct 2017 • 7 yrs 11 mos

Sales Rep in the Mid-Atlantic Territory for several premium outdoor specialty brands, with a
focus on our prAna business in the territory. Lead marketing and social media initiatives for our
agency. Current Brands include; Cascade Designs, Olukai, and prAna.
Additional brands we worked with, during my tenure; Outdoor Research, Garmont,
Mountainsmith, Polarmax, Patagonia Footwear, eGear, and Bridgedale



Technical Representative
Keen Footwear
2008 – 2009 • 1 yr

In the Mid-Atlantic Territory responsible for managing, scheduling, and executing all grassroots
marketing, clinics, in-store events, promotional events, and corporate sponsored events for
KEEN footwear.

Manager and Buyer
Mountainman Outdoor Supply Company
Dec 2002 – 2008 • 6 yrs

Education



State University of New York College at Cortland
BS

Skills & Endorsements

Marketing · 4

 Endorsed by **Kristel Hayes and 1 other** who is highly skilled at this

Sales Operations · 3

Sven Shiers and 2 connections have given endorsements for this skill

Sporting Goods · 2

Kristel Hayes and 1 connection have given endorsements for this skill

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Interests

 **State University of New York Co...**
29,322 followers

 **prAna Living**
17,137 followers

 **Outdoor Retail Industry Professi...**
20,722 members

 **adworkshop**
436 followers

 **State University of New York Co...**
32,905 followers

 **Sports Industry Network**
310,522 members

 

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